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As filed with the Securities and Exchange Commission on October 14, 2003

Registration No. 333-85922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Cardiome Pharma Corp.
(Exact name of registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification No.)

3650 Wesbrook Mall
Vancouver, British Columbia
Canada V6S 2L2
(604) 677-6905
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive office)

Mark Rogers
Suite 1113, 1111 Brickell Avenue, 11th Floor
Miami, Florida 33131
(305) 913-7167
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:

Gary J. Kocher, Esq.
Annette D. Elinger, Esq.
Vincent A. Ricci, Esq.
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY
PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 14, 2003.

6,824,692 Shares

Cardiome Pharma Corp.

Common Shares

        This is an offering of common shares by certain shareholders of Cardiome Pharma Corp. The selling shareholders are identified beginning on page 21.

        We will not receive any proceeds from the sale of our common shares by the selling shareholders. However, we may receive proceeds from the sale of certain shares issuable upon the exercise of any warrants that may be exercised by certain of the selling shareholders.

        Our common shares are currently listed on the Toronto Stock Exchange, or TSE, under the symbol "COM," and are currently quoted in the United States on the NASD OTC Electronic Bulletin Board under the symbol "COMRF." On October 14, 2003, the closing price of our common shares was Cdn. $5.10 per share on the TSE and the last trade on the NASD OTC Electronic Bulletin Board was U.S. $4.05 per share.

        INVESTING IN OUR COMMON SHARES INVOLVES SUBSTANTIAL RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2003.

TABLE OF CONTENTS

	Page		Page
PROSPECTUS SUMMARY	1	DIVIDEND POLICY	22
RISK FACTORS	6	SELLING SECURITY HOLDERS	22
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	17	PLAN OF DISTRIBUTION	27
USE OF PROCEEDS	17	LEGAL MATTERS	28
CURRENCY EXCHANGE RATES	18	EXPERTS	28
CAPITALIZATION	19	WHERE YOU CAN FIND MORE INFORMATION	28
NATURE OF TRADING MARKET	21	INCORPORATION BY REFERENCE	29

You should rely only on the information contained in or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should not assume that the information in this document is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus and the incorporated information before making an investment decision. In this prospectus, the terms "Cardiome," "we," "our" and "us" refer to Cardiome Pharma Corp., our subsidiaries and our predecessor. All references to dollars ($) in this documents are expressed in Canadian funds, unless otherwise indicated. On October 14, 2003, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.3233 based upon the Federal Reserve Bank of New York noon buying rate. All references to number of shares and similar information gives effect to a four-to-one reverse stock split we completed on March 8, 2002.

Cardiome Pharma Corp.

Overview

        We are a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We have drug discovery and development efforts targeting the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, and congestive heart failure, which is the failure of the heart to pump blood at a rate commensurate with the body's metabolic needs. Our arrhythmia drug candidates are designed to stop and prevent future occurrences of arrhythmia by selectively targeting tissue found only in the atria of the heart, and act to block specific ion channels, which are specialized pores in the membrane of cells. Our congestive heart failure drug candidate is called oxypurinol, one of the class of drugs known to inhibit the enzyme xanthine oxide. Xanthine oxide is an enzyme that degrades a particular protein called xanthine oxidase, which is important to human heart function.

Current Research and Development Projects

        We have two projects targeting cardiac arrhythmia, one on congestive heart failure and one on the treatment of allopurinol intolerant hyperuricemia (gout).

        Cardiac arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the two lower chambers of the heart and have immediate life-threatening implications whenever they occur. Our antiarrhythmic projects treat atrial arrhythmias.

        Congestive heart failure is a disease characterized by an inability of the heart to pump blood commensurate with the body's metabolic needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance, as fast as the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract. This impairment leads to congestive heart failure.

        The following table indicates the name of our product candidates, the therapeutic focus of the products and the stage of development of the projects.

Product Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous)	Phase III clinical trial initiated
Kv1.5 Oxypurinol	Atrial Arrhythmia Congestive Heart Failure	Pre-clinical Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	Phase II/III clinical trial completed

RSD1235    RSD1235 is an agent used to treat atrial arrhythmia that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. The Phase II clinical trial, completed in September 2002, involved 56 new-onset AF patients and showed that RSD1235 terminated AF in 61% of patients receiving the drug compared to 5% of patients receiving the placebo within 30 minutes of the end of infusion of the drug. In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. On August 6, 2003, we initiated a Phase III clinical trial for the intravenous application of RSD1235; this is the first of the three Phase III clinical studies we plan to conduct to support our application for regulatory approval of RSD1235. This Phase III clinical trial will involve studies in 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation. The primary goals of the clinical trial are to convert atrial arrhythmia to normal heart rhythm and observe neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. This Phase III trial is projected to be completed by the end of 2005 and cost approximately U.S.$10.7 million, of which approximately U.S.$2.4 million is expected to be incurred in the fiscal year ending November 30, 2003. In the meantime, we are seeking partnerships with pharmaceutical companies to help further develop and market this compound. With respect to the clinical development of the oral application of RSD1235, we continue to evaluate several strategic options and have not allocated a material amount of our budget for clinical development of the oral application of RSD1235 at this time.

Kv1.5    Our Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. An ion channel is a specialized pore in the membrane of cells which assists in controlling and transferring electrical impulses called "action potentials," in the cell. This project is in the pre-clinical stage. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We expect to identify additional lead compounds for this project in 2003.

Oxypurinol    In our oxypurinol project, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application with the U.S. Food and Drug Administration in June 2002. In March 2003, we initiated a Phase II/III clinical trial on using the oral application of oxypurinol to treat congestive heart failure. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol in the treatment of congestive heart failure. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost U.S.$6.7 million, of which at least U.S.$0.67 million will be incurred in the fiscal year ending November 30, 2003. We anticipate the completion of this trial by the end of 2004. We have also initiated, or plan to initiate this year, three small proof-of-concept trials, two on the intravenous application of oxypurinol and one on the oral application of oxypurinol for the treatment of congestive heart failure. The estimated cost associated with these proof-of-concept trials is U.S.$500,000 and we expect they will be completed by the end of 2003.

        Pursuant to our license from ILEX Oncology, Inc., we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this technology. We are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol-intolerant gout patients.

        We are currently conducting our own research and development on our product candidates. We do not plan to develop an in-house marketing or manufacturing capability. As part of our business strategy, we will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

Summary of Research and Development and Financing History

        Since 1992, we have been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia. Until 2001, we were also developing this technology for local anesthetic and other uses. In addition, we acquired technology from Drs. Mcleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement to Canadian institutional investors. In April 2000, we closed a $7.8 million private placement to Canadian institutional investors. In January 2001, we narrowed our focus to the cardiac area and during the fiscal year ended November 30, 2001, we allocated all of our research and development resources to our projects relating to cardiac arrhythmia. In October 2001, we closed a $1.1 million private placement to our existing Canadian investors. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million and acquired Cardiome, Inc. (formerly Paralex, Inc. The acquisition of Cardiome, Inc. provided us with the technology it had licensed from The Johns Hopkins University for the use of oxypurinol in the treatment of congestive heart failure, and an option from ILEX Oncology, Inc. to acquire rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), which we exercised in May 2002. In April 2003, we closed a $8.0 million private placement on a bought deal basis to Canadian institutional investors.

        We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we completed a four-to-one reverse stock split and continued under the Canada Business Corporations Act. Under the terms of our agreement with the former shareholders of Cardiome, Inc. (formerly, Paralex, Inc.), we agreed to use our best efforts to pursue a listing of our shares on Nasdaq or the American Stock Exchange. The purpose of the reverse split was to facilitate this objective. We believe the reverse stock split will improve our ability to satisfy the minimum bid price of the initial listing requirements of Nasdaq and American Stock Exchange. We also believe the reverse stock split was a neutral event for our shareholders as each holder's relative economic interest remained unchanged. After giving effect to the reverse stock split, as of the date of this Prospectus, we meet the minimum bid requirements of U.S.$3.00 for AMEX but not the minimum bid requirements of U.S.$5.00 for Nasdaq. The address of the principal office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400—1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Summary Financial Data

        The following table summarizes our financial data, which has been derived from our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles which conforms to U.S. generally accepted accounting principles except as disclosed in note 16 to the annual consolidated financial statements for the year ended November 30, 2002 and note 5 of the interim consolidated financial statements for the six month period ended May 31, 2003. You should read our annual and interim consolidated financial statements and the notes thereto as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus from our report on Form 20-F and Form 6-K filed with the Securities and Exchange Commission respectively.

	Six Month Period Ended May 31, 2003	Six Month Period Ended May 31, 2002	Year Ended November 30, 2002	Year Ended November 30, 2001(1)	Year Ended November 30, 2000(2)
OPERATING DATA
Revenue
Research collaborative and licensing fees	$717,863	$75,610	$1,768,409	$197,028	$92,095
Expenses
Research and development expenses	$5,544,351	$3,632,163	$10,109,508	$5,410,701	$4,597,293
General and administration expenses	1,715,058	1,640,855	3,409,940	1,741,193	1,569,044
Amortization	1,828,326	950,056	3,011,501	550,097	917,288
Total:	$9,087,735	$6,223,074	$16,530,949	$7,701,991	$7,083,625
Operating loss for the period	$(8,369,872)	$(6,147,464)	$(14,762,540)	$(7,504,963)	$(6,991,530)
Other income
Interest and other income	$248,554	$223,134	$632,834	$347,078	$495,894
Loss before income taxes	$(8,121,318)	$(5,924,330)	$(14,129,706)	$(7,157,885)	$(6,495,636)
Future income tax recovery	—	100,000	100,000	—	—
Loss for the period	$(8,121,318)	$(5,824,330)	$(14,029,706)	$(7,157,885)	$(6,495,636)
Basic and diluted loss per common share	$(0.29)	$(0.31)	$(0.60)	$(0.69)	$(0.69)
Weighted average number of outstanding common shares	28,308,098	18,785,901	23,560,044	10,304,579	9,359,210
BALANCE SHEET DATA
Assets
Current assets	$19,164,638		$20,320,243	$4,430,791
Capital assets	383,698		399,646	302,583
Intangible and other assets	27,437,580		29,111,861	1,536,249
Total assets:	$46,985,916		$49,831,750	$6,269,623
Long term liabilities	49,073		61,480	—
Deferred revenue	1,190,400		$1,454,933	$1,348,374
Shareholders' Equity
Share capital	$88,562,318		$88,582,098	$32,251,393
Special warrants	7,216,158		—	966,000
Contributed surplus	1,276,266		1,276,266	1,192,266
Deficit	(52,547,134)		(44,425,816)	(30,396,110)
Total shareholders' equity	$44,507,608		$45,432,548	$4,013,549

(1)
Effective December 1, 2000, Cardiome adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change was applied retroactively and, as permitted, the comparative financial statements were not restated. The change in accounting policy for the year ended November 30, 2001 resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

(2)
Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. generally accepted accounting principles, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the audited consolidated financial statements of Cardiome for the year ended November 30, 2002. The impact of this change on the results of operations for the year ended November 30, 2000 as previously reported, was to reduce research collaborative, licensing and option fees by $1,999,598, increase the loss for the year by $1,999,598, increase deferred revenue by $1,499,598 and increase the deficit by $1,999,598.

RISK FACTORS

        You should consider carefully the following risks and other information included or incorporated by reference in this Prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

We are establishing a new pharmaceutical development business and have no developed or approved products

        We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

        Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, RSD1235 is proceeding to a Phase III clinical trial and oxypurinol in the treatment of congestive heart failure is in a Phase II/III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca AB on July 4, 2002. We decided not to carry out and fund further research and development on this drug candidate at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be unable to receive necessary regulatory clearances in order to commercialize them.

        Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

        If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them

        Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the cardiac drug industry, there is a risk that at such time, any such product:

  •
  will not be economical to market, or marketable at prices that will allow us to achieve profitability,

  •
  will not be successfully marketed or achieve market acceptance,

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  will not be preferable to existing or newly developed products marketed by third parties; or

  •
  will infringe proprietary rights held by third parties now or in the future, that would preclude us from marketing any such product.

        The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us.

        In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Information incorporated by reference in this Prospectus includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

        Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

We have limited revenues, a history of significant losses and an accumulated deficit

        We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including losses of $8,121,318 for the six-month period ended May 31, 2003, and $14,029,706, $7,157,885, and $6,495,636 for the years ended November 30, 2002, 2001 and 2000 respectively. Our revenues were $717,863 for the six-month period ended May 31, 2003, and $1,768,409, $197,028, $92,095 for the years ended November 30, 2002, 2001 and 2000, respectively. Since inception, our accumulated deficit is $52,547,134, as of May 31, 2003. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

        We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, if exercised, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from corporate collaboration or licensing arrangements.

        In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

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  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

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  our progress with pre-clinical studies and clinical trials is delayed or we experience set backs;

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  we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

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  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

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  we are required or elect to develop, acquire or license new technologies and products.

        We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital markets conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

        If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

        The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in Canada experienced an increase from $2.60 during our fiscal year ended November 30, 1997 to our historic high of $12.60 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.35 during the third quarter of our fiscal year ended November 30, 2002. During the period from September 1, 2000 to December 31, 2000 alone, the price of our Common Shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca AB in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

        The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States, principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

        Currently, in connection with our pre-clinical development activities for Kv1.5, our preparation for a Phase III clinical trial for RSD1235, our Phase II/III clinical trial for oxypurinol, in the treatment of congestive heart failure, and if we proceed to submit a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and requires the expenditure of substantial resources.

        In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

        Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

        We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

        The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

        Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

        There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem, and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals Co., Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, Inc., and Tykosin (dofetilide) produced by Pfizer Inc. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of us. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risk such as competition on the basis of ease of use, adaptability to various modes of administration, acceptance by physicians, and coverage of our patent position relative to those of our competitors.

        The competition within the congestive heart failure therapeutic area is even more extensive compared to that within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage, compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide and metoprolol. Examples of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb Company, Coreg (carvedilol) produced by GlaxoSmithKline PLC and Norvasc (amlodipine) produced by Pfizer Inc. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis Pharmaceuticals Corporation, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stage of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

        As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology and pharmaceutical companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

        We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

        We have employment contracts of varying lengths with all of our key executives, which include an incentive provision for the granting of stock options which vest over time designed to encourage the individual to stay with us. However, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

Our products will rely on licenses of proprietary technology owned by third parties

        The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, our rights to the use of oxypurinol arise from our licenses from Johns Hopkins University and ILEX Oncology, Inc. Our license from Johns Hopkins University is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license from Johns Hopkins University requires us to make royalty payments on the net sales of any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license from ILEX Oncology, Inc. is an exclusive worldwide sublicense under an exclusive license ILEX Oncology, Inc. has obtained from Burroughs Wellcome Co,. and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license with ILEX Oncology, Inc. requires us to pay other milestone payments and royalties based on net sales of products we develop from the licensed technology. The license terminates upon the expiration of ILEX Oncology, Inc.'s obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our product will be significantly impaired. In addition to the foregoing, our license from the University of British Columbia requires royalty payments on the net sales of certain antiarrhythmia products, not including RSD1235 or products related to Kv1.5 technology, we develop with the licensed technology. The license from the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We rely on proprietary technology, the protection of which can be unpredictable and costly

        Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol, have expired. Our license from Johns Hopkins University provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

        Currently, we have 42 patent applications and have licensed certain rights under an additional 18 patents relating to RSD1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have three patent applications relating to Kv1.5. In addition, we have 14 additional patent applications relating to areas we are no longer actively pursuing, excluding the 37 patent applications assigned to UCB Farchim S.A. as a result of the sale of our anti-tussive program to UCB Farchim S.A. in September 2002.

        We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

        In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

        Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matters, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

The inability to manage our future growth could impair our operations and financial results

        Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

        In particular, the combination of our business with Cardiome, Inc. (formerly Paralex, Inc.) required the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. The diversion of management attention and any difficulties encountered in the ongoing transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. In addition, although Cardiome, Inc. incurred only limited expenses prior to our acquisition of it, as it had not conducted business activities other than entering into license agreements with the Johns Hopkins University and ILEX Oncology, Inc., we expect to spend a significant amount of our resources on the development of oxypurinol. The risks associated with the additional expenses of managing Cardiome, Inc. and the additional ongoing cash requirements to fund its research and development projects increase the pressure on us to achieve offsetting synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

If we develop products with commercial potential, we have no experience in commercial manufacturing

        We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.

        We intend to continue to contract with our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of these drug substances. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

        The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

We do not have the marketing expertise needed for the commercialization of our products

        Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

        We currently have only one active corporate collaboration, which is our collaboration with UCB Farchim S.A. for a project we no longer own. However, the success of our business is largely dependent on our ability to enter into additional corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of our current product candidates. Although we are currently seeking corporate collaborators for our current projects, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our product candidates or the generation of revenue.

        If we enter into corporate collaborations, our success will be highly reliant upon the performance of our future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

        Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we are currently involved in only one collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

The use of pharmaceutical products may expose us to product liability claims

        The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for each of the Phase II/III clincial trials for oxypurinol in the treatment of congestive heart failure and for the treatment of gout, (ii) U.S.$10 million per incident and U.S.$10 million annual aggregate for Phase III clincial trial of RSD1235, (iii) U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase II clinical trials of RSD1235, and (iv) $2 million per incident and $8 million annual aggregate for the Phase I clinical trial of RSD1235 and Phase I and Phase II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

        Our research and development activities may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals currently used in our facilities are: acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to $2 million per occurrence. We have also secured a blanket property insurance policy to cover up to $8.35 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

        In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

        In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

        We intend to generate revenue and expenses internationally which are likely to be denominated in the United States and other foreign currencies. Our intended international business will be subject to risks typical of an international business, including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products in such jurisdictions or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associate with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," contained in this prospectus or in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other information incorporated by reference in this prospectus constitute forward-looking statements. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

  •
  future revenues, expenses and profitability;

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  the future development and expected growth of our business and the biotech industry;

  •
  our ability to successfully execute our business model and our business strategy;

  •
  projected capital expenditures; and

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  trends in government regulation.

        You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under "Risk Factors."

USE OF PROCEEDS

        We will not receive any proceeds from the sales of our common shares by the selling shareholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. We will use these proceeds for general corporate purposes.

CURRENCY EXCHANGE RATES

        All references in this prospectus to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of October 14, 2003, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.7557. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

	Exchange Rate Canadian Dollars into U.S. Dollars
	High		Low
Month ended September 30, 2003	$0.7423		$0.7206
Month ended August 31, 2003	$0.7228		$0.7093
Month ended July 31, 2003	$0.7483		$0.7084
Month ended June 30, 2003	$0.7495		$0.7268
Month ended May 31, 2003	$0.7437		$0.7031
Month ended April 30, 2003	$0.6976		$0.6736
		Average
Fiscal year ended November 30, 2002		$0.6362
Fiscal year ended November 30, 2001		$0.6476
Fiscal year ended November 30, 2000		$0.6748
Fiscal year ended November 30, 1999		$0.6711
Fiscal year ended November 30, 1998		$0.6763

CAPITALIZATION

        The following table sets forth our capitalization as of August 31, 2003. The capitalization information set forth in the table below is qualified by, and you should read it in conjunction with, our most recent annual consolidated financial statements included in our annual report and our interim consolidated financial statements incorporated by reference in this prospectus.

August 31, 2003(3)
Long-Term Debt(1)	$42,719
Shareholders' Equity
Common Shares (unlimited shares authorized, 32,345,791 issued and outstanding)(2)	$96,340,429
Contributed Surplus	$1,321,057
Deficit, estimated as at August 31, 2003	$(57,226,608)
Total Shareholders' Equity	$40,434,878
Total Capitalization	$40,477,597

Notes:

(1)
Obligations under capital leases.

(2)
On April 10, 2003, we completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitles the holder to acquire, upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt from the Toronto Stock Exchange for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants.

(3)
Based on unaudited balance sheet as of August 31, 2003.

        The foregoing table excludes common shares reserved for issuance upon the exercise of options, warrants or other rights to purchase common shares. As of August 31, 2003, we had issued:

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  share purchase warrants exercisable for 225,150 common shares and expiring on October 5 or 10, 2003 which were issued on February 7, 2002 as part of the conversion of previously issued special warrants; 208,459 of these share purchase warrants are exercisable at a price of $3.20 per common share and the remaining 16,691 of these share purchase warrants are exercisable at a price of $2.40 per common share;

  •
  warrants exercisable for 187,500 common shares and expiring on February 9, 2007, pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001; the exercise price ranges from U.S $2.40 to U.S.$8.00 per common share;

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  warrants exercisable for 2,327,414 common shares at a price of $6.64 per common share and expiring on March 7, 2004 which were issued on March 8, 2002, as part of units, in connection with a financing transaction;

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  brokers' warrants exercisable for 930,966 units (consisting of 930,966 common shares and warrants exercisable for 232,741 common shares at a price of $6.64 per common share and expiring on March 7, 2004) at a price of $3.80 per unit and expiring on March 7, 2004 which were issued to the agents involved in the March 8, 2002 financing;

  •
  share purchase warrants exercisable for 1,792,500 common shares at a price of $2.75 per common share and expiring on April 10, 2004 which were issued on June 16, 2003 as part of the conversion of previously issued special warrants.

        As of August 31, 2003, we also had 4,658,640 common shares reserved for issuance under our incentive stock option plans.

NATURE OF TRADING MARKET

        The Company's common shares have traded on the Toronto Stock Exchange (the "TSE") since July 25, 2000 under the symbol "COM," and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "COMRF." The Company's common shares were also traded on the Canadian Venture Exchange Inc. (the "CDNX") until February 2, 2001.

        The following table sets forth the high and low sales prices of the Company's common shares on the CDNX and the TSE for the last five fiscal years of the Company as well as the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board of the Company's common shares since the Company's common shares traded over the NASD OTC Electronic Bulletin Board. The information set forth below in the column entitled Toronto Stock Exchange reflects the highest and lowest sale prices reported on either the Toronto Stock Exchange or the Canadian Venture Exchange, Inc., as the case may be, for each time period which includes any date from July 25, 2000 through February 1, 2001.

        All share prices on the following table reflect the four-to-one reverse stock split completed on March 8, 2002.

	Toronto Stock Exchange Price Range (CAD)		NASD OTC Electronic Bulletin Price Range (USD)
Time Period
	High	Low	High	Low
Month ended September 30, 2003	$5.70	$4.00	$4.20	$3.10
Month ended August 31, 2003	$5.72	$4.82	$4.25	$3.50
Month ended July 31, 2003	$5.40	$3.65	$4.00	$3.10
Month ended June 30, 2003	$4.18	$3.27	$3.05	$2.35
Month ended May 31, 2003	$3.65	$2.22	$3.00	$1.25
Month ended April 30, 2003	$2.30	$2.06	$1.50	$1.25
Month ended March 31, 2003	$2.63	$2.17	$1.85	$1.45
Month ended February 28, 2003	$2.44	$2.01	$1.45	$1.35
Month ended January 31, 2003	$3.00	$2.15	$1.74	$1.30
Month ended December 31, 2002	$2.70	$2.20	$1.80	$1.45
Fiscal year ended November 30, 2002:
Fourth Quarter	$3.25	$1.40	$2.18	$0.97
Third Quarter	$2.85	$1.35	$1.90	$0.80
Second Quarter	$3.35	$2.55	$2.20	$1.45
First Quarter	$5.16	$2.56	$3.20	$1.48
Fiscal year ended November 30, 2001:
Fourth Quarter	$3.56	$1.60	$2.28	$1.40
Third Quarter	$3.92	$2.60	$2.40	$1.60
Second Quarter	$3.80	$2.40	$2.52	$1.60
First Quarter	$4.00	$2.00	$3.36	$1.40
Fiscal year ended November 30, 2000:	$10.84	$1.88	$9.00	$1.00
Fiscal year ended November 30, 1999:	$6.92	$2.00	$4.52	$1.36
Fiscal year ended November 30, 1998:	$12.60	$3.32	$13.00	$2.00

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

SELLING SECURITY HOLDERS

        On December 21, 2001, we entered into an Agreement and Plan of Merger and on March 8, 2002 we consummated the acquisition and entered into a Registration Rights Agreement with the stockholders of Paralex, Inc. Under the Merger Agreement, the stockholders of Cardiome, Inc. (formerly Paralex, Inc.) received 8,203,396 common shares of Cardiome in consideration for the acquisition by us of all of the issued and outstanding shares of Paralex, Inc. Pursuant to the Registration Rights Agreement, we granted Paralex stockholders demand registration rights and incidental registration rights, pursuant to which the common shares received by the Paralex stockholders in the merger would be included in a registration statement filed by us. The registration rights are more fully described in the Registration Rights Agreement attached hereto.

        On March 8, 2002 we issued 739,409 common shares to investors in the United States in connection with an offering of units consisting of our common shares along with warrants for the purchase of 184,854 common shares. Pursuant to the terms of Subscription Agreements entered into with the investors on March 8, 2002, we agreed to file a registration statement to register the common shares and shares underlying the warrants not later than 30 days after the closing of the offering, and to cause the registration statement to remain effective for the period until the earlier of (1) such date as the selling security holders have sold the securities being registered pursuant to the Registration Statement, of which this prospectus forms a part (2) such time as the securities being registered pursuant to this Registration Statement are no longer subject to restrictions on resale as provided in Rule 144(k) under the Securities Act of 1933, or (3) such time as the selling security holders are no longer in possession of the securities being registered by this Registration Statement. The registration rights are more fully described in the form of subscription agreement attached hereto.

        On March 8, 2002, we issued warrants for the purchase of 418,935 units (consisting of 418,935 common shares and warrants exercisable for 104,734 common shares) to Paramount Capital, Inc. in consideration of its acting a U.S. broker for the sale of units in the United States. We have agreed to include the common shares issuable upon exercise of these warrants in this Registration Statement.

        On August 10, 2001, we entered into an Introduction Agreement with Paramount Capital, Inc. pursuant to which Paramount is entitled to a warrant for the purchase of 187,500 common shares for services rendered in connection with the introduction of Paralex, Inc. to Cardiome. This agreement was amended by a letter agreement effective February 10, 2002 pursuant to which we agreed that warrants exercisable for 112,500 common shares would have an exercise price of U.S.$2.40 per share, warrants exercisable for 37,500 common shares would have an exercise price of U.S.$4.80 per share and warrants exercisable for 37,500 common shares would have an exercise price of U.S.$8.00 per share. We also agreed that all the warrants would expire on February 9, 2007. None of these warrants were in the money on the closing date of the Paralex acquisition on March 8, 2002. Pursuant to the Introduction Agreement, Paramount is entitled to include the common shares issuable upon exercise of the warrant in a registration statement filed by us.

        All of the common shares offered hereby by the selling shareholders which are common shares underlying the warrants will be issued to the selling shareholder upon the exercise of the warrants held by the selling shareholder.

        The following table sets forth the estimated information as of August 31, 2003, regarding the beneficial ownerships of the common shares by the selling shareholders as of such date and assumes that all warrants owned by such selling shareholders at such time were exercised by them as of such date.

		Before the Offering
						Total Number of Shares Being Offered	Common Shares Owned After the Offering	Percentage of Common Shares After the Offering
Name	Address	Common Shares	Common Shares Underlying Warrants	Total Number of Shares Owned	Percent of Common Shares (1)
Paramount Capital, Inc. (2)	787 7th Avenue 48th Floor New York, NY 10019		523,668	523,668	1.6	523,668	0	*
Ester Dormer	607 Cherry Blossom Way Bridgeville, PA 15017	48,446	12,112	60,558	*	60,558	0	*
Ivan Kaufman	333 Earle Orington Blvd. Suite 900 Uniondale, NY 11553	60,557	15,139	75,696	*	75,696	0	*
Robert I. Falk	Ocean Reef Club Attn: Robert Falk 11 Exuma Road North Key Largo, FL 33037	0	24,375	24,375	*	24,375	0	*
Michael A. Mullen	44 Zephyr Avenue Staten Island, NY 10312	4,612	3,028	7,640	*	7,640	0	*
Suzanne Schiller	1419 Waverly Road Highland Park, IL 60036	4,612	3,028	7,640	*	7,640	0	*
Neel B. Ackerman, Jr. & Martha N. Ackerman	7008 Mossvine Dr. Dallas, TX 75254	96,892	24,223	121,115	*	121,115	0	*
John M. Goodman	2810 29th St., N.W. Washington, DC 2008	9,223	6,056	15,279	*	15,279	0	*
S. B. & Lucile A. Slocum	143173 N. Skytrail Tucson, AZ 85737	48,446	12,112	60,558	*	60,558	0	*
Nasser & Co.(3)	One Durham Drive Dunmore, PA 18512	12,112	3,028	15,140	*	15,140	0	*
S. Alan Liseby	9625 Roberts Dr. Atlanta, GA 30350	18,446	12,112	30,558	*	30,558	0	*
J. Lobell as Trustee of the Lindsay Rosenwald 2000 Family Trusts (2)	3 Terry Drive Suite 202 Newtown, PA 18940	1,335,608		1,335,608	4.1	1,335,608	0	*
Elizabeth Rogers(4)	85 Lukes Wood New Canaan, CT 06840	454,091		454,091	1.4	454,091	0	*
Fred Mermelstein, Ph.D. (5)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	931,085		931,085	2.9	931,085	0	*
Peter M. Kash	48 King Arthur's Court New City, NY 10956	163,065		163,065	*	163,065	0	*
Michael Weiser, M.D., Ph.D.	130 E 75th Street 36B New York, NY 10021	133,066	19,000	152,066	*	152,066	0	*

David M. Tanen(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	103,814	14,844	118,658	*	118,658	0	*
Wayne L. Rubin(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	123,051		123,051	*	123,051	0	*
Josh Kazam(7)	80 Jockey Hollow Road Bernardsville, NJ 07924	0	1,172	1,172	*	1,172	0	*
Stephen C. Rocamboli(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	56,398	14,844	71,242	*	71,242	0	*
Madelin B. Mermelstein	64 Dryden Road Upper Montclair, NJ 07043	51,271		51,271	*	51,271	0	*
Jean Rhee	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	10,254		10,254	*	10,254	0	*
Jason Stein(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	10,254	13,250	23,504	*	23,504	0	*
Michelle Carroll	1600 West 218th Street Apt. 4M New York, NY 10034	4,102		4,102	*	4,102	0	*
Madeline A. Tanen	15 Summer Street Nahant, MA 01908	2,564		2,564	*	2,564	0	*
Michael W. Tanen	15 Summer Street Nahant, MA 01908	2,564		2,564	*	2,564	0	*
Vincent Aita(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	2,051	13,250	15,301	*	15,301	0	*
Michael Mashaal(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	2,051	13,250	15,301	*	15,301	0	*
Benjamin Bernstein(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	2,051	13,250	15,301	*	15,301	0	*
Iveliz Santiago	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	2,051		2,051	*	2,051	0	*

Jessica L. Tanen	15 Summer Street Nahant, MA 01908	2,051		2,051	*	2,051	0	*
Leila A. Dennis	30 Pine Hill Road Lynnfield, MA 01904	2,051		2,051	*	2,051	0	*
David C. Rocamboli	43 Jefferson Landing Circle Port Jefferson, NY 11777	2,051		2,051	*	2,051	0	*
Charles C. Rocamboli	43 Jefferson Landing Circle Port Jefferson, NY 11777	2,051		2,051	*	2,051	0	*
Dalila Best(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	1,538		1,538	*	1,538	0	*
Jared A. Kash	48 King Arthur's Court New City, NY 10956	20,508		20,508	*	20,508	0	*
Colby S. Kash	48 King Arthur's Court New City, NY 10956	20,508		20,508	*	20,508	0	*
Shantal A. Kash	48 King Arthur's Court New City, NY 10956	20,508		20,508	*	20,508	0	*
John Knox(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	13,381	1,172	14,553	*	14,553	0	*
John Papadimitropoulos	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019	15,381		15,381	*	15,381	0	*
Bernard Wachsman	165 West 91st Street New York, NY 10024	26,405		26,405	*	26,405	0	*
Jordan Andrew Baker	43-06 63rd Street, Apt. 3M Woodside, NY 11377	2,051		2,051	*	2,051	0	*
Eduardo Marban	1014 Westwicke Lane Lutherville, MD 21093	1,251,018		1,251,018	3.9	1,251,018	0	*
The John Hopkins University Medical Center Office of Technology Licensing	111 Market Place Suite 906 Baltimore, MD 21202	799,831		799,831	2.5	799,831	0	*
Martin Kratchman	20 Cliff Street West Orange, NJ 07052	100,991	35,625	136,616	*	136,616	0	*
Eric Kash(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019		35,625	35,625	*	35,625	0	*

Matthew Acierno	23 Rockne Street Staten Island, NY 10314	25,248	8,438	33,686	*	33,686	0	*
Mark C Rogers(6)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019		2,344	2,344	*	2,344	0	*
Elena Guttenplan(7)	c/o Paramount Capital, Inc. 787 7th Avenue 48th Floor New York, NY 10019		1,438	1,438	*	1,438	0	*

*
Less than 1%.

(1)
Based on 32,345,791 common shares outstanding on August 31, 2003. All shares issuable upon exercise of the currently outstanding warrants are deemed outstanding for the purpose of calculating the percentage ownership of the person holding such warrants but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

(2)
Lindsay A. Rosenwald, M.D. is the sole stockholder, Chairman, and CEO of Paramount Capital, Inc., an NASD member broker dealer incorporated in the State of New York and has sole voting power and investment power over shares held by Paramount. Dr. Rosenwlad is also sole and managing member of Paramount Capital Investments, LLC, or PCI, a merchant banking and venture capital firm specializing in biotechnology.    Dr. Rosenwald has established several family trusts which had a substantial equity interest in Cardiome Inc. (formerly Paralex, Inc.) and consequently, currently have a substantial equity interest in Cardiome. Cardiome, Inc. was originally formed and financed with the assistance of PCI. Shares owned by the trusts are registered in the name of Jay Lobell, as trustee/investment manager for these trusts. Dr. Rosenwald disclaims beneficial ownership of such shares.

(3)
William K. Nasser, Joseph Krall and Joseph Nasser are the principles of Nasser & Co. and has sole voting power and investment power over shares held by Nasser & Co.

(4)
Elizabeth Rogers is our corporate secretary and is currently an employee of PCI. Dr. Rogers is also our former director. Dr. Rogers is also one of the founding shareholders of Cardiome, Inc.

(5)
Fred Mermelstein is one of our directors and is currently an employee of PCI. Dr. Mermelstein is also one of the founding shareholders of Paralex. Dr. Mermelstein is also a former director of Cardiome, Inc.

(6)
Mark Rogers is chairman of our board of directors and is currently president of both Paramount and PCI. Dr. Rogers is also the former chairman of the board of Caridome, Inc.

(7)
This individual is a current or former employee of Paramount.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  an underwritten public offering;

  •
  broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share:

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

        The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of Cardiome or derivatives of Cardiome securities and may sell or deliver shares in connection with the trades. The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

        Cardiome is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. Additionally, we have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

        The following table sets forth in U.S. dollars the estimated fees and expenses, other than underwriting discounts and commissions, payable by Cardiome in connection with the issuance and distribution of the securities being registered:

Registration Fee	$4,185.63
Printing and Duplicating Expenses	$0
Legal Fees and Expenses	$50,000
Accounting Fees and Expenses	$47,000
Miscellaneous	$2,000

TOTAL	$103,185.63

LEGAL MATTERS

        The validity of the common shares offered by this prospectus will be passed upon for us by our counsel, Catalyst Corporate Finance Lawyers, Vancouver, B.C.

EXPERTS

        The consolidated financial statements of Cardiome Pharma Corp. as of November 30, 2002 and 2001 and for the three years ended November 30, 2002, 2001 and 2000 included in our Annual Report on Form 20-F, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report thereon incorporated by reference into this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Cardiome, Inc. (formerly Paralex, Inc.) as of November 30, 2001 and for the period from January 26, 2001 (date of incorporation) to November 30, 2001 included in Cardiome Pharma Corp.'s Annual Report on Form 20-F/A, for the year ended November 30, 2001, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report and Comments of Auditor on Canada-US Reporting Difference (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 1 to the financial statements) thereon incorporated by reference into this prospectus. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

        You may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and you may obtain copies of all or any part thereof from the SEC upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

        We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus. The following documents, filed with the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

          (a)   our Annual Report on Form 20-F for the year ended November 30, 2002 filed on May 8, 2003;

          (b)   our Report on Form 6-K filed on July 16, 2003;

          (c)   our Report on Form 6-K filed on August 27, 2003;

          (d)   audited financial statements of Cardiome, Inc. (formerly Paralex, Inc.) for the period ended November 30, 2001 included in our Annual Report on Form 20-F/A for the year ended November 30, 2001 filed on April 29, 2002.

        In addition, all subsequent annual reports on Form 20-F, and any subsequent filings filed by us pursuant to the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by us, after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of any of these documents, at no cost, by contacting us in writing or by telephone at our principal executive office:

    3650 Wesbrook Mall
    Vancouver, British Columbia
    Canada V6S 2L2
    Telephone: (604) 677-6905

        Except as described above, no other information is incorporated by reference in this prospectus (including, without limitation, information on our website).

PART II

Information Not Required in the Prospectus

ITEM 8.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Registrant's by-laws provide that the Registrant will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, the Registrant may only indemnify these persons, if such person acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on the Registrant's behalf. A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

        We believe that the indemnification provisions in our bylaws and our liability insurance will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Reference is made to Item 10 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

ITEM 9.    EXHIBITS

3.1*	Articles of Continuance of the Registrant
3.2*	Bylaws of the Registrant
4.1*	Form of Registrant's Common Share Certificate
4.2*	Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)
4.3*	Form of Subscription Agreement
4.4*	Registration Rights Agreement dated March 8, 2002
4.5*	Form of Warrant dated March 8, 2002 (included in Exhibit 4.2)
4.6*	Warrant dated March 8, 2002 issued to Paramount Capital, Inc.
4.7*	Form of Warrants issued to pursuant to Introduction Agreement, as amended, with Paramount Capital, Inc.
4.8*
Introduction Agreement dated August 10, 2001 (Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F for the year ended November 30, 2001 filed on April 26, 2002 and incorporated herein by reference)
4.9*	Letter Agreement dated February 5, 2002 with Paramount Capital, Inc. amending Introduction Agreement dated August 10, 2001
5.1*	Opinion of Catalyst Corporate Finance Lawyers
10.1*	2001 Stock Option Plan
21.1*	Subsidiaries of Registrant
23.1**	Consent of Ernst & Young LLP, Independent Chartered Accountants

23.2*	Consent of Catalyst Corporate Finance Lawyers (included in Exhibit 5.1)
24*	Power of Attorney (included as part of the signature pages)

*
Previously Filed.

**
Filed herewith.

ITEM 10.    UNDERTAKINGS

        (a)   The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

          (2)   That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

        (b)   The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on the 14th day of October, 2003.

CARDIOME PHARMA CORP.
By:	/s/ ROBERT W. RIEDER Robert W. Rieder President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-3 has been signed by the following persons in the capacities indicated on October 14, 2003.

/s/ ROBERT W. RIEDER Robert W. Rieder	Chief Executive Officer, President (Principal Executive Officer) and Director
/s/ DOUGLAS JANZEN Douglas Janzen	Chief Financial Officer
* Christina Yip	Vice President of Finance and Administration (Principal Accounting Officer)
* Mark Rogers, M.D.	Chairman of the Board/Authorized Representative in the United States
* Alan M. Ezrin, Ph.D.	Director
* Kim Sun Oh	Director
* Michael J.A. Walker, Ph.D.	Director
* Fred Mermelstein, Ph.D.	Director

* Ralph Snyderman, M.D.	Director
Kenneth Galbraith, C.A.	Director
Tim Garson, M.D.	Director

*
Pursuant to Power of Attorney
By:	/s/ ROBERT W. RIEDER
Robert W. Rieder Attorney-in-Fact pursuant to a power of attorney attached as an Exhibit hereto

EXHIBIT INDEX

3.1*	Articles of Continuance of the Registrant
3.2*	Bylaws of the Registrant
4.1*	Form of Registrant's Common Share Certificate
4.2*	Common Share Purchase Warrant Indenture dated March 8, 2008 (including form of warrant)
4.3*	Form of Subscription Agreement
4.4*	Registration Rights Agreement dated March 8, 2002
4.5*	Form of Warrant dated March 8, 2002 (included in Exhibit 4.2)
4.6*	Warrant dated March 8, 2002 issued to Paramount Capital, Inc.
4.7*	Form of Warrants issued pursuant to Introduction Agreement, as amended, with Paramount Capital, Inc.
4.8*
Introduction Agreement dated August 10, 2001 (Filed as Exhibit 4.11 to the Company's Annual Report on Form 20-F for the year ended November 30, 2001 filed on April 26, 2002 and incorporated herein by reference)
4.9*	Letter Agreement dated February 5, 2002 with Paramount Capital, Inc. amending Introduction Agreement dated August 10, 2001
5.1*	Opinion of Catalyst Corporate Finance Lawyers
10.1*	2001 Stock Option Plan
21.1*	Subsidiaries of Registrant
23.1**	Consent of Ernst & Young LLP, Independent Chartered Accountants
23.2*	Consent of Catalyst Corporate Finance Lawyers (included in Exhibit 5.1)
24*	Power of Attorney (included as part of the signature pages)

*
Previously Filed.

**
Filed herewith.

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PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CURRENCY EXCHANGE RATES
CAPITALIZATION
NATURE OF TRADING MARKET
DIVIDEND POLICY
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II Information Not Required in the Prospectus
  ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 9. EXHIBITS
  ITEM 10. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX